
07004181

BD 3/13 *

STATES
ANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston (City) MA (State) 02111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Helfrich (617) 664-3714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City), MA (State) 02116 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL


RECEIVED
FEB 28 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas J. Bonn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

State of Massachusetts
County of Suffolk

Donna M Luti

Notary Public



DONNA M. LUTI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 17, 2008

February 26, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

State Street Global Markets, LLC
December 31, 2006

State Street Global Markets, LLC

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2006 for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the statement of financial condition, in 2006, the Company changed its method of accounting for income taxes.



ERNST & YOUNG LLP

February 23, 2007

A member firm of Ernst & Young Global Limited

State Street Global Markets, LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 80,270,060
Securities segregated pursuant to SEC Rule 15c3-3	44,974,424
Deposits with clearing organizations	150,000
Receivable from broker-dealers	23,598,869
Receivable from customers	4,442,628
Securities owned, pledged to creditors	21,362,975
Goodwill	72,734,167
Other intangible assets, net of accumulated amortization of $2,096,527	16,758,473
Other assets	22,645,057
Total assets	$286,936,653
Liabilities and member's equity	
Liabilities:	
Securities sold under agreements to repurchase	$ 21,331,072
Securities sold, not yet purchased, at market value	25,815
Payable to broker-dealers	4,291,133
Payable to customers	12,272,849
Payable to affiliate	7,537,991
Accrued income tax liability	5,771,874
Deferred income tax liability	27,333,716
Accrued expenses and other liabilities	8,021,400
Total liabilities	86,585,850
Member's equity	200,350,803
Total liabilities and member's equity	$286,936,653

The accompanying notes are an integral part of this statement of financial condition.

State Street Global Markets, LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Accounting Policies

Organization and Nature of Business

State Street Global Markets, LLC (the Company), a Delaware single member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on April 21, 1999 and its existence has been deemed perpetual. The Company is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and National Futures Association. The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, investment servicing, and mutual fund distribution. The Company does not extend credit to customers in the form of margin accounts.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates.

Establishment of Tax Provision

As a single member Limited Liability Company, tax benefits and obligations flow directly to the Parent. Effective January 1, 2006, the Company amended the manner of presentation for tax benefits and obligations as if the Company was subject to tax on a stand-alone basis. This change has been made to conform with recent industry interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* for stand-alone single member LLC financial statements. As a result, the tax provision for 2006 and prior years reflects amounts which would have been due and payable to the Parent.

The Parent has paid all taxes due and payable through December 31, 2005. The Parent has waived any obligation of the Company to reimburse such amounts. The Company has reported these foregone obligations as capital contributions as of January 1, 2006. These amounts are recorded as paid-in capital in the amount of $99,294,707.

1. Accounting Policies (continued)

For fiscal years 2006 and beyond, future current taxes due and payable will be remitted to the Parent on a quarterly basis. Deferred tax liabilities have also been established reflecting the difference between the book and tax basis of assets and liabilities. The deferred tax liability pertaining to fiscal years 2005 and prior have been reflected as an adjustment to the January 1, 2006 retained earnings in the amount of $7,888,130.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are reported at fair value, with the resulting realized and unrealized gains and losses included in net income. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations, price activity of similar instruments, and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments.

Receivable from and Payable to Broker-Dealers

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable and payable from clearing brokers relate to the aforementioned transactions.

1. Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is not amortized, but rather evaluated for impairment on at least an annual basis. For the year ended December 31, 2006, there was no impairment of goodwill. The Company amortizes other intangible assets over their respective useful lives to their estimated residual values. The Company has estimated the useful life of its customer relationship intangibles to be 5 years. Other intangible assets are stated at cost less accumulated amortization.

Resale and Repurchase Agreements

Securities purchased under agreements to resell and sales of securities under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related contract amounts, including accrued interest, and requests additional collateral or returns collateral pledged where deemed appropriate.

Income Taxes

The Company is a single member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state and local corporate income taxes.

The Parent allocates tax expense to the Company as if the Company filed a separate tax return and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with SFAS No. 109.

2. Securities Segregated Under Federal Regulations

Two U.S Treasury bills have been segregated in a special reserve account for the benefit of customers in accordance with SEC Rule 15c3-3.

3. Securities Owned and Sold, Not Yet Purchased

At December 31, 2006, securities owned and sold, not yet purchased, at fair value (including those pledged to creditors) were as follows:

	Owned	Sold, Not Yet Purchased
Commercial paper	$21,093,584	$ –
U.S. government and agencies	238,726	9,692
Corporates	594	–
Equities	30,071	16,123
	$21,362,975	25,815

Securities owned, pledged to creditors represent collateral pledged to lenders for short-term borrowings and securities sold under agreements to repurchase on terms that permit the counterparty to sell or repledge the securities to others.

4. Income Taxes

At December 31, the components of the Company's net deferred tax liability were as follows:

	2006
Intangible assets	$26,397,217
Deferred compensation	937,816
Other	(1,317)
Net deferred tax liability	$27,333,716

Pursuant to an inter-company tax-sharing agreement with the Parent, the Company computes its taxes as if the Company filed its own federal and state income tax returns using the statutory rate of 40%.

5. Fair Value of Financial Instruments

Management estimates that at December 31, 2006, the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including cash, securities, receivables, payables, and accrued expenses) approximates their carrying value. Such financial instruments are short-term in nature, bear interest at current market rates, or are subject to repricing generally on a daily basis.

6. Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of domiciled in the United States customers, including institutional investors and broker-dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored and counterparties are required to provide additional collateral as necessary.

7. Off-Balance Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential economic loss the Company faces due to the possible nonperformance by customers.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. There were no customer trades pending at December 31, 2006; therefore, trades in 2006 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

8. Net Capital Requirements

As a registered broker-dealer with the SEC, the Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1. The Company has elected to compute its net capital requirements under the Alternative Standard provided for in the Rule, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At December 31, 2006, the Company's net capital was $102,784,746, which was $102,534,746 in excess of the minimum required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

9. Related-Party Transactions

Cash

Included in cash and cash equivalents in the Statement of Financial Condition is $5,111,384 which is held on deposit at State Street Bank and Trust Company (State Street), an affiliate of the Company.

Servicing of Conduits

The Company provides servicing for asset-backed commercial paper conduits administered by State. State Street provides liquidity lines and credit enhancements through liquidity asset purchase agreements and standby letters of credit to these asset-backed commercial paper conduits.

Short-Term Funding

The Company meets its short-term financing needs by entering into repurchase agreements with various financial institutions, including State Street.

9. Related-Party Transactions (continued)

Expense Allocation

The Company has transactions in the ordinary course of business with State Street which may include purchases of securities under agreements to resell, collateralized short-term financing, and deposits. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates.

Employee Benefit Plans

The Company's employees are covered under State Street's benefit plans. The noncontributory pension plan and defined contribution plan of State Street are also available to eligible employees of the Company.

END